Exhibit D-5

RECENT DEVELOPMENTS AND SUMMARY

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2023 on Form 18-K filed with the SEC on September 19, 2024, as amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2023, as amended from time to time, the information in this section supersedes and replaces such information. Capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2023.

GENERAL

In 2024, the Republic’s GDP increased by 3.3% compared to the previous year. The Republic’s GDP increased by 2.8% in the third quarter of 2024 compared with the same quarter of 2023. The Republic’s GDP increased by 2.3% in the first quarter of 2025 compared with the same quarter of 2024. The Republic’s GDP increased by 4.8% in the second quarter of 2025 compared with the same quarter of 2024. See “ — Economic Developments” for more information.

The Republic’s presidential and parliamentary elections are held every five years on the same date. The next presidential and parliamentary elections are scheduled to be held on May 14, 2028.

POLITICAL CONDITIONS

The following table sets forth the composition of the Grand National Assembly of Türkiye by total number of seats as of September 1, 2025:

Number of Seats
Justice and Development Party (AKP)	272
Republican People’s Party (CHP)	137
Peoples’ Equality and Democracy Party (DEM Party)	56
Nationalist Action Party (MHP)	47
İYİ Party	29
New Path Party (YYP)	21
New Welfare Party (YRP)	4
Free Cause Party (HÜDA PAR)	4
Turkish Workers Party (TİP)	3
Democratic Regions Party (DBP)	2
Labour Party (EMEP)	2
Felicity Party (SP)	1
Democratic Party (DP)	1
Democratic Left Party (DSP)	1
Independent	12

Total	592

Source: The Grand National Assembly of Türkiye

FOREIGN POLICY AND INTERNATIONAL RELATIONS

Russia and Ukraine

On July 23, 2025, Russia and Ukraine concluded a third round of peace talks in Istanbul, during which they agreed on a new prisoner exchange with at least 1,200 people from each side.

Iran & Israel

On August 29 2025, Türkiye’s parliament adopted a parliamentary motion condemning Israel’s expanded occupation in Gaza and its genocide against the Palestinian people. The resolution emphasized that the massacres and Israel’s use of famine in Gaza as a weapon constitute genocide, and called on the international community to intensify efforts to pressure Israel into agreeing to a lasting ceasefire, pulling back its forces, and ensuring the continuous flow of humanitarian aid into Gaza. The resolution urged that Israel’s membership in the UN and other international bodies be suspended until it halts its genocidal policies, adding that all national parliaments should cut military and commercial ties with Israel and work to lift the embargo imposed on Palestine.

On August 29 2025, speaking at an extraordinary session of the Turkish parliament on Gaza, Turkish Foreign Minister Hakan Fidan said that Türkiye has cut off all trade with Israel, closed its airspace to Israeli aircraft, and does not allow Turkish ships to go to Israeli ports.

Iraq & Syria

On August 20, 2025, Turkish Interior Ministry announced that passport-based crossings have officially begun at its land border gates with Syria, as part of the normalization process following the country’s liberation last December.

Eastern Mediterranean

On August 1, 2025, Turkish President Recep Tayyip Erdogan received Italian Prime Minister Giorgia Meloni and Libyan Prime Minister Abdul Hamid Dbeibeh in Istanbul as part of a cooperation summit of Türkiye, Italy and Libya.

South Caucasus

On August 8, 2025, Türkiye welcomed progress toward lasting peace between Azerbaijan and Armenia, following a trilateral peace roadmap the two South Caucasus nations signed with the United States.

On September 1, 2025, Turkish President Recep Tayyip Erdogan met with Azerbaijani President Ilham Aliyev and with Armenian Prime Minister Nikol Pashinyan separately during the Shanghai Cooperation Organization summit. President Erdogan expressed satisfaction with progress in the Armenia-Azerbaijan peace process and said Türkiye supports peace, stability and development in the region while continuing to contribute to the process. President Erdogan noted that Ankara evaluates steps to increase cooperation between Türkiye and Armenia during the meeting with Prime Minister Pashinyan.

Migration Issues

The Republic is continuing its humanitarian efforts to provide shelter to those fleeing the conflict in Syria. As of August 28, 2025, Türkiye had granted temporary protection to 2,508,446 Syrians.

ECONOMIC DEVELOPMENTS

Nominal GDP was approximately TL 15,012 billion in 2022. In the first quarter of 2023, nominal GDP was TL 4,799 billion. In the second quarter of 2023, nominal GDP was TL 5,697 billion. In the third quarter of 2023, nominal GDP was TL 7,894 billion. In the fourth quarter of 2023, nominal GDP was TL 8,702 billion. Nominal GDP was approximately TL 27,091 billion in 2023. In the first quarter of 2024, nominal GDP was TL 9,076 billion. In the second quarter of 2024, nominal GDP was TL 10,142 billion. In the third quarter of 2024, nominal GDP was TL 12,308 billion. In the fourth quarter of 2024, Türkiye’s nominal GDP was TL 13,061 billion. Nominal GDP was approximately TL 44,587 billion in 2024. In the first quarter of 2025, nominal GDP was TL 12,493 billion. In the second quarter of 2025, nominal GDP was TL 14,579 billion.

The following table sets forth the percentage of GDP represented by type of economic activity (at current prices, expressed in percentages, and calculated in constant TL with a purchasing power set as of September 1, 2025) for the periods indicated:

GDP by Type of Economic Activity* (in %)		2023 Q4	2024 Q1	2024 Q2	2024 Q3	2024 Q4	2025 Q1	2025 Q2
1.	A- Agriculture, forestry and fishing	5.2	2.5	4.3	10.2	5.2	2.4	3.9
2.	BCDE- Industry	22.6	21.5	19.8	18.7	19.3	18.8	18.6
3.	F- Construction	5.3	5.9	6.4	5.8	5.4	6.0	6.5
4.	GHI- Services	26.3	24.5	25.2	24.3	25.5	23.5	25.2
5.	J- Information and communication	2.7	2.3	2.5	2.3	2.9	2.5	2.6
6.	K- Financial and insurance activities	2.8	4.2	3.6	3.0	2.8	4.0	3.8
7.	L- Real estate activities	5.5	7.2	8.0	7.6	7.7	10.0	9.5
8.	MN- Professional, administrative and support service activities	5.6	5.3	5.4	4.7	6.1	5.4	5.5
9.	OPQ- Public administration, education, human health and social work activities	9.6	13.0	11.7	11.1	10.9	13.4	11.2
10.	RST- Other service activities	2.7	3.0	1.9	1.6	2.5	2.9	1.8
11.	Sectoral total	88.3	89.3	88.8	89.3	88.2	89.0	88.8
12.	Taxes-Subsidies	11.7	10.7	11.2	10.7	11.8	11.0	11.2
13.	Gross Domestic Product (Purchaser’s Price)	100.0	100.0	100.0	100.0	100.0	100.0	100.0

*	Based on the statistical classification of economic activities in the European Community, NACE Rev. 2

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (in the chain linked volume index and expressed in percentages) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4
			(in %)
2021	7.5	22.3	8.0	9.7
2022	7.8	7.6	4.1	3.3
2023	4.0	4.6	6.5	4.9
2024	5.3	2.3	2.8	3.2
2025	2.3	4.8

Source: TURKSTAT

In August 2025, the Republic’s monthly CPI increased by 2.04% and domestic PPI increased by 2.48% compared to the previous month. In August 2025, the Republic’s annual CPI and domestic PPI increased by 32.95% and 25.16%, respectively, as compared to the same month of the previous year.

On August 13, 2025, the Government offered an interest rate of 40.39% for its 700-day TL denominated fixed coupon Government Bond, compared to 41.24% for its 728-day TL denominated fixed coupon Government Bond on August 14, 2024.

On August 20, 2025, the Government offered an interest rate of 36.12% for its 1785-day TL denominated fixed coupon bond issuance compared to 32.45% for its 1547-day TL denominated fixed coupon Government Bond on August 14, 2024.

The industrial production index increased by 8.3% in June 2025 compared to the same month of the previous year.

In July 2025, the seasonally adjusted unemployment rate decreased by 0.4 percentage points to 8.0% as compared to the previous month. In July 2025, the seasonally adjusted employment rate realized as 49.1% and remained unchanged compared to the previous month and the number of employed people increased by 18,000 to 32.582 million. The following table indicates seasonally adjusted unemployment figures for the periods indicated:

2024	Unemployment Rate (%)	Unemployment (thousands)
January	9.1	3,218
February	8.6	3,092
March	8.8	3,138
April	8.5	3,020
May	8.4	3,021
June	9.0	3,201
July	8.9	3,175
August	8.6	3,077
September	8.7	3,116
October	8.8	3,169
November	8.6	3,061
December	8.5	3,032

2025
January	8.5	3,007
February	8.2	2,899
March	8.0	2,841
April	8.5	3,025
May	8.3	2,958
June	8.4	2,992
July	8.0	2,828

Source: TURKSTAT

On September 8, 2025 the Medium-Term Program (MTP) for the period covering 2026-2028 was announced. The MTP outlines key economic targets for the upcoming years. According to the MTP, the Turkish government aims to increase GDP growth to 3.3% in 2025, 3.8% in 2026, 4.3% in 2027, and 5% in 2028. Inflation is expected to be 28.5% by the end of 2025, 16% in 2026, 9% in 2027, and 8% in 2028. On the other hand, the budget deficit is projected to be 3.5% of GDP in 2026 and 2.8% at the end of the program period. The unemployment rate is projected to be 8.5% at the end of this year, with a target of 8.4% for 2026, 8.2% for 2027, and 7.8% for 2028.

TOURISM

In 2024, the number of foreign visitors visiting the Republic increased by 6.95% to 52,629,283 people compared to the previous year. In July 2025, the number of foreign visitors visiting the Republic decreased by 4.97% to 6,969,546 people compared to the same month in 2024. In the fourth quarter of 2024, tourism revenues increased by 14.5% compared to the same period of 2023 and reached U.S.$13,788,036,000. In 2024, tourism income increased by 8.3% and reached U.S.$61,103,419,000 compared to the previous year. In the second quarter of 2025, tourism income increased by 8.4% compared to the same period of 2024 and reached U.S.$16,284,322,000.

EMPLOYMENT AND WAGES

In 2024, the total civilian employment was 32.620 million and the labor force participation rate was at 54.2%, which represented a 0.9 percentage point increase compared to the previous year. In July 2025, the seasonally adjusted total civilian employment was 32.582 million and the seasonally adjusted labor force participation rate was at 53.3% with 0.3 percentage point decrease compared to the previous month. In the second quarter of 2025, the seasonally adjusted total civilian employment was 32.435 million and the seasonally adjusted labor force participation rate was at 53.5% without any change compared to the previous quarter.

As of July 2025, the total asset value of the Unemployment Insurance Fund amounted to approximately TL 487.799 billion.

As of July 2025, 74.98 % of the Unemployment Insurance Fund was invested in bonds, 24.92% of the assets were held in deposits and 0.10% of the assets were held in Takasbank Money Market.

As of May 2025, there were 395 pension funds offered to the public. As of May 2025, the total net asset value of these funds increased to approximately TL 1.493 billion from approximately TL 999.49 million in May 2024.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In July 2025, the trade balance posted a deficit of U.S.$6.444 billion, with a 11.8% decrease compared with July 2024. In July 2025, total goods imported (c.i.f.), including gold imports increased by 5.4% over the same in July 2024, reaching U.S.$31.383 billion. In July 2025, the import of capital goods, which are used in the production of physical capital, increased by 14.2% over the same period in 2024; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, increased by 0.1% over the same period in 2024; and the import of consumption goods increased by 17.2% over the same period in 2024. In July 2025, total goods exported (f.o.b.), increased by 11% to U.S.$24.938 billion, as compared to approximately U.S.$22.476 billion during the same period of 2024. As of July 2025, 12 months rolling total exports (f.o.b.) were approximately U.S$268 billion. Total exports (f.o.b.) and imports (c.i.f.) for 2024 amounted to U.S.$261.8 billion and U.S.$344.0 billion respectively. According to provisional data, foreign direct investment inflows into Türkiye amounted to U.S.$1.243 billion in June 2025. The following table summarizes the balance of payments of Türkiye for the period indicated:

June 2025*
in millions of U.S. Dollars
CURRENT ACCOUNT	-2,006
Trade Balance	-6,476
Goods Exports	20,381
Goods Imports	26,857
Services	-487

June 2025*
in millions of U.S. Dollars
Primary Income	-1,941
Secondary Income	-65
CAPITAL ACCOUNT	-6
FINANCIAL ACCOUNT	2,666
Direct Investment: Net acquisition of financial assets	950
Direct Investment: Net incurrence of liabilities	1,566
Portfolio Investment: Net acquisition of financial assets	520
Portfolio Investment: Net incurrence of liabilities	1,569
Other Investment: Net acquisition of financial assets	6,999
Other Investment: Net incurrence of liabilities	2,668
RESERVE ASSETS	-4,050
NET ERRORS AND OMISSIONS	628

*	Analytic Presentation

In May 2025, the volume of crude oil imports decreased by 13.16% compared to May 2024. In May 2025, natural gas imports increased by 22.79% to 3,539.11 million cubic meters compared to 2,882.34 million cubic meters in May 2024. In May 2025, liquefied petroleum gas imports decreased by 14.04% to 280,981.36 tons compared to 326,875.15 tons in May 2024.

As of July 2025, total gross international reserves were U.S.$169,208 million (compared to U.S.$147,850 million as of July 2024). As of July 2025, gold reserves were U.S.$84,319 million (compared to U.S.$57,153 million as of July 2024) and the Central Bank gross foreign exchange reserves were U.S.$77,221 million as of July 2025 (compared to U.S.$83,237 million as of July 2024).

As of July 2025, the Central Bank reported contingent liabilities in foreign currency, including commercial banks’ reserve requirements held at the Central Bank, to be approximately U.S.$58,317 million (compared to approximately U.S.$48,694 million as of July 2024). As of July 2025, the Central Bank reported foreign currency loans, securities and deposits to be approximately U.S.$44,885 million (compared to approximately U.S.$44,789 million as of July 2024).

As of August 22, 2025, the Central Bank held approximately TL 944.28 billion in public sector deposits.

MONETARY POLICY

According to the latest inflation report published by the Central Bank on August 14, 2025, inflation is projected to decline to 9% in 2027 before stabilizing at the medium-term inflation target of 5%. On August 25, 2025, the Central Bank foreign exchange buying rate for U.S. Dollars was TL 40.9205 per U.S. Dollar. The following table displays the period-end foreign exchange buying rate of Turkish Lira per U.S. Dollar, euro, and Japanese Yen and against the U.S. Dollar-euro currency basket:

Period-End Exchange Rates	2024**
Turkish Lira per U.S. Dollar	35.28
Turkish Lira per euro	36.74
Turkish Lira per 100 Japanese Yen	22.49
Turkish Lira per Currency Basket*	36.01

*	The basket consists of U.S.$0.5 and €0.5.
**	As of December 31, 2024.

Source: Central Bank

As of August 15, 2025, the Central Bank’s international reserve level was approximately U.S.$176.5 billion. The Republic deems it necessary to consider both official reserves and external foreign exchange deposits of the banking system and corporations when evaluating the adequacy of all reserve assets held against external liabilities, due to the typical inclination of households and corporations towards foreign exchange deposits in the banking sector. The Central Bank aims to strengthen its international reserves and effectively manage its reserves. However, as a result of the implementation of certain monetary and exchange rate policies, short-term fluctuations can be observed in the level of foreign exchange reserves. Of these policies, banks’ use of the foreign exchange and gold swap facilities provided by the Central Bank has been the main cause of temporary fluctuations in the level of foreign exchange reserves. Other factors affecting foreign exchange reserves include changes in foreign exchange and Turkish Lira required reserve ratios, changes in banks’ free foreign currency accounts, foreign exchange sales to energy importing state-owned enterprises, foreign debt and other current foreign exchange transactions carried out on behalf of the Ministry of Treasury and Finance, onshore and offshore foreign exchange denominated issuances by the Ministry of Treasury and Finance, and export rediscount credit foreign exchange repayments.

On July 24, 2025, the Monetary Policy Committee (the Committee) decided to reduce the policy rate (the one-week repo auction rate) from 46% to 43%. The Committee has also lowered the Central Bank overnight lending rate from 49% to 46% and the overnight borrowing rate from 44.5% to 41.5%. The Committee stated the decisiveness regarding the tight monetary stance which will help to support the disinflation process through moderation in domestic demand, real appreciation in Turkish lira, and improvement in inflation expectations. The Committee also added that increased coordination of fiscal policy would also contribute to this process.

On August 14, 2025, the Central Bank released the third Inflation Report of 2025. In this report, the Central Bank stated that inflation was projected to be 24% at the end of 2025, 16% at the end of 2026, and 9% at the end of 2027.

On August 23, 2025, the Central Bank has decided to terminate the opening and renewal of FX-Protected Accounts (excluding YUVAM accounts), effective August 23, 2025. Accounts opened prior to this date will remain valid until their maturity.

BANKING SYSTEM

As of July 2025, the banking system in the Republic had a capital adequacy ratio of 18.20% and a relatively low non-performing loan ratio of 2.18%.

As of July 2025, the loan to deposit ratio and return on average assets of the banking sector were 88.28% and 1.57%, respectively.

As of June 21, 2025, the reserve requirement ratios (“RRRs”) for Turkish Lira deposits/participation accounts and other liabilities were between 0% and 40% depending on maturity. As of that date, RRRs were 17% for Turkish Lira demand deposits, notice deposits and private current accounts, and deposits/participation accounts with maturities up to one month and three months (including three months). As of same date, RRRs were 10% for deposits/participation accounts with maturities up to six months (including six months) and one-year, with one-year or longer maturity. Furthermore, as of same date, the RRRs were 40% for KKM accounts up to six-month maturity (including six-month), and 22% for KKM accounts up to one-year, with one-year or longer maturity.

PUBLIC FINANCE AND BUDGET

From January to December 2024, the Central Government consolidated budget expenditures were approximately TL 10,777.01 billion (compared to approximately TL 6,588.02 billion in the same period in 2023), the Central Government consolidated budget revenues were approximately TL 8,670.87 billion (compared to approximately TL 5,207.57 billion in 2023), the Central Government consolidated budget deficit was approximately TL 2,106.15 billion (compared to a deficit of approximately TL 1,380.45 billion in 2023), and the Central Government consolidated budget primary deficit was approximately TL 836 billion (compared to a deficit of approximately TL 706 billion in 2023). In December 2024, the Turkish Grand National Assembly approved the 2025 budget. The 2025 budget projects expenditures of TL 14.7 trillion and revenues of TL 12.8 trillion for the upcoming year.

From January to July 2025, the Central Government consolidated budget expenditures were approximately TL 7,699.83 billion (compared to approximately TL 5,406.25 billion in the same period in 2024), the Central Government consolidated budget revenues were approximately TL 6,695.49 billion (compared to approximately TL 4,562.29 billion in 2024), the Central Government consolidated budget deficit was approximately TL 1,004.34 billion (compared to a deficit of approximately TL 843.96 billion in 2024), and the Central Government consolidated budget primary surplus was approximately TL 241.69 billion (compared to a surplus of approximately TL 177 billion in 2024).

In July 2025, the Central Government consolidated budget expenditures were approximately TL 1,120.78 billion (compared to approximately TL 827.71 billion during the same month of 2024), the Central Government consolidated budget revenues were approximately TL 1,096.91 billion (compared to approximately TL 730.93 billion during the same month of 2024), the Central Government consolidated budget deficit was approximately TL 23.86 billion (compared to a deficit of approximately TL 96.78 billion during the same month of 2024), and the Central Government consolidated budget primary surplus was approximately TL 110.73 billion (compared to a deficit of approximately TL 4.24 billion during the same month of 2024).

The following table sets forth the details of the Central Government budget for the periods indicated:

	2022	2023	2024 (January- December Cumulative)	2025 (July)
Budget Expenditures	2,942,748	6,588,016	10,777,009	1,120,775
1-Excluding Interest	2,631,845	5,913,401	9,506,553	986,188
Compensation of Employees	615,296	1,324,584	2,665,963	322,088
Social Security Contributions	96,864	185,783	332,157	37,593
Purchase of Goods and Services	257,660	453,895	744,865	80,115
Current Transfers	1,126,363	2,373,847	3,863,599	389,014
Capital Expenditures	276,896	544,011	943,100	116,963
Capital Transfers	48,822	858,256	640,357	14,957
Lending	209,944	173,025	316,513	25,457
2-Interest	310,903	674,615	1,270,455	134,588
Budget Revenues	2,800,088	5,207,566	8,670,863	1,096,914
1-General Budget Revenues	2,738,809	5,097,258	8,439,045	1,072,282
Taxes	2,353,438	4,501,109	7,304,863	949,836
Property Income	104,705	133,137	135,593	10,559
Grants and Aids and Special Revenues	28,000	24,987	175,283	5,049
Interest, Shares and Fines	237,727	413,162	787,914	100,466
Capital Revenues	12,357	17,507	23,665	6,131
Collections from Loans	2,583	7,356	11,727	240
2-Special Budget Institutions	48,430	85,135	187,878	19,777
3-Regularity & Supervisory Institutions	12,849	25,174	43,941	4,855
Budget Balance	-142,660	-1,380,450	-2,106,145	-23,862
Balance Excluding Interest	168,243	-705,835	-835,690	110,726

Source: Ministry of Treasury and Finance

According to the Medium Term Program covering the period 2025-2027, primary surplus/GDP projections are 0% for 2025, 0.3% for 2026 and 0.6% for 2027.

PRIVATIZATION

As of August 29, 2025, the privatization implementations of Türkiye amounted to approximately U.S.$121.7 million in 2024 and approximately U.S.$1.594 billion in 2025.

Total privatization proceeds realized by the Turkish Privatization Administration since 1986 amounted to approximately U.S.$73.20 billion as of August 29, 2025.

DEBT

As of July 2025, the average maturity of the Republic’s domestic cash borrowing was 34.6 months, as compared to 51.8 months as of July 2024. The average annual interest rate on domestic cash borrowing (including discounted treasury bills/government bonds) on a compounded basis was 39.37% as of July 2025, compared to 36.81% as of July 2024.

The total gross outstanding external debt of the Republic was approximately U.S.$527,495 million (at then- current exchange rates) at the end of the first quarter of 2025. The following table summarizes the gross external debt profile of the Republic (at period end):

Gross External Debt Profile (in millions of U.S. Dollars)	2023 Q4	2024 Q1	2024 Q2	2024 Q3	2024 Q4	2025 Q1
GROSS EXTERNAL DEBT	490,741	493,241	504,234	516,738	515,976	527,495
SHORT-TERM	175,748	173,952	178,645	177,214	179,894	178,877
Public Sector	34,473	37,681	38,310	39,576	39,834	42,093
Central Bank	46,360	46,158	44,691	38,372	34,775	30,096
Private Sector	94,915	90,113	95,644	99,266	105,285	106,688
LONG-TERM	314,993	319,289	325,589	339,514	336,082	348,618
Public Sector	166,698	169,524	172,815	180,412	176,540	178,442
Central Bank	0	0	0	0	0	0
Private Sector	148,294	149,765	152,774	159,103	159,542	170,175

Source: Ministry of Treasury and Finance

The Republic’s EU-defined general government gross debt to GDP ratio was 25.3% in the first quarter of 2025. The Republic also maintains a large cash balance to cover its financing needs. As of September 3, 2025, the Republic’s cash account with CBRT was approximately TL 1,683 billion.

Since 2003, the Republic’s strategic benchmarking policy, together with high growth rates and prudent fiscal policies, has helped to mitigate the risk exposure of its debt portfolio. For 2025, the Republic’s primary pillars of borrowing strategies are:

•	To borrow mainly in TL;

•	To borrow in foreign currencies besides U.S. dollar, if possible, in international markets for market diversification;

•

To keep the share of debt maturing within 12 months and the share of debt stock with interest rate refixing period of less than 12 months at a certain level, by taking into account appropriate instrument and maturity composition to optimize interest payments; and

•	To keep a strong level of cash reserve in order to reduce the liquidity risk associated with cash and debt management.

The Republic prepares its domestic and external borrowing programs by factoring in these strategies. By implementing a strategic benchmarking policy, the sensitivity of Ministry of Treasury and Finance’s debt portfolio to risks associated with foreign exchange, interest rate and liquidity have been significantly reduced. The Republic has also strengthened its debt sustainability.

SUMMARY OF KEY ECONOMIC INDICATORS

The following table summarizes the key economic indicators of Türkiye for the periods indicated:

	2020	2021	2022	2023	2024		2025
Nominal GDP (in billions of TL)	5,142	7,434	15,326	27,091	44,587		14,579	**
Real GDP Growth (%)	1.8	11.8	5.4	5.0	3.3		4.8	**
Unemployment (%)	13.1	12.0	10.4	9.4	8.7		8.0	****
Consumer Price Index (%)	14.60	36.08	64.27	64.77	44.38		32.95	*****
Domestic Producer Price Index (%)	25.15	79.89	97.72	44.22	28.52		25.16	*****
Current Account Balance (in millions of U.S.$)	-30,976	-6,221	-46,283	-39,877	-10,193		-2,006	***
Central Government External Debt Stock (in millions of U.S.$)	102,317	109,732	113,715	119,607	121,785		127,187	****
Public Sector Borrowing Requirement/GDP (%)	3.93	2.54	2.38	5.62	4.92	†	2.74	*

*	2025-2027 Medium Term Program.
**	As of Q2.
***	As of June2025.
****	As of July 2025. Unemployment data for July 2025 is seasonally adjusted.
*****	As of August 2025.
†	Provisional.

Sources: TURKSTAT, Central Bank, Ministry of Treasury and Finance

From July 4, 2025 to August 28, 2025, the İstanbul Stock Exchange National 100 Index increased by 10.64%.